[MORRISON & FOERSTER LLP LETTERHEAD]

Writer’s Direct Contact

202-887-1515

February 29, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Funds Variable Insurance Trust I (the “Trust”)

Registration Nos. 333-40265; 811-08481

Ladies and Gentlemen:

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR, pursuant to Rule 485(a) of the 1933 Act, Post-Effective Amendment No. 25 under the 1933 Act and Amendment No. 26 under the 1940 Act to the Trust’s Registration Statement on Form N-1A.

The purpose of this filing is to effect certain material changes for each of the Funds of the Trust.

If you have any questions or comments, please do not hesitate to contact the undersigned at the number set forth above.

Very truly yours,

/s/ Robert M. Kurucza
Robert M. Kurucza